Wyrick Robbins Yates & Ponton LLP
ATTORNEYS AT LAW
4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607
PO Drawer 17803, Raleigh, NC 27619
P: 919.781.4000 F: 919.781.4865 www.wyrick.com
MEMBER OF MERITAS LAW FIRMS WORLDWIDE

August 27, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Anuja A. Majmudar
Daniel Morris
Division of Corporation Finance
Office of Energy & Transportation

Re:	flyExclusive, Inc.
Amendment No. 1 to Form S-1
Filed May 10, 2024
File No. 333-276627

Ladies and Gentlemen:
We write this letter on behalf of our client flyExclusive, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-captioned filing, as set forth in the Staff’s letter dated May 24, 2024 (the “Comment Letter”). The relevant text of the Comment Letter has been reproduced herein in bold with our response below the numbered comments. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter. Page number references in the comment responses below refer to the Amendment.
Amendment No. 1 to Form S-1 filed May 10, 2024
Cover Page
1.We note your response to our prior comment 1 and your disclosure stating that "Segrave Jr. acquired the LGM Common Units for a nominal per Unit price." Please revise your disclosure throughout your prospectus to specify the price Segrave Jr. paid for such shares. In this regard, we note Segrave Jr. holds a significant number of shares as your disclosure on page 31 indicates that the shares being offered for resale that are beneficially owned by Segrave Jr. represent 70.8% of your total shares of Class A Common Stock outstanding.

Division of Corporation Finance
August 27, 2024
For the LGM Common Units acquired by Segrave Jr., the Company has revised the cover page to disclose the price that Segrave Jr. paid for such shares. The Company has added similar disclosure in the risk factors on page 30.
2.Please revise to clarify whether the shares offered by the selling stockholders include shares that were transferred pursuant to the non-redemption agreement. If so, please disclose the price paid by the investors party to the non-redemption agreement. In addition, please revise the selling shareholder section accordingly.
The Company has revised the cover page to disclose that Third Point LLC, a Selling Stockholder, acquired 70,000 shares of Class A Common Stock in consideration of its agreement not to redeem EGA shares it owned, so it did not pay any cash consideration for those shares. The Company has added similar disclosure in the Selling Stockholder table on page 99.
Risk Factors
Risks Relating to Our Organization and Structure
We have identified material weaknesses in our internal control over financial reporting, and we may identify additional material weaknesses…, page 27
3.We note your response to our prior comment 5. We also note that you did not timely file a Form 10-Q for the quarter ended March 31, 2024. Update and revise your risk factor to state that you did not timely file the report.
The Company has updated and revised this risk factor on page 26 to state that it did not timely file a Form 10-Q for the quarter ended September 30, 2023, a Form 10-K for the year ended December 31, 2023, or a Form 10-Q for the quarter ended March 31, 2024 and that it might not be able to file timely in the future.
* * * * *
The Company respectfully submits that the foregoing is appropriately responsive to the Staff’s comments. If the Staff has any further comments, please direct them to the undersigned by email at dreynolds@wyrick.com or by telephone at (919) 865-2805.

Sincerely,

WYRICK ROBBINS YATES & PONTON

/s/ Donald R. Reynolds
Donald R. Reynolds
cc: Thomas James Segrave, Jr., Chief Executive Officer and Chairman, flyExclusive, Inc.
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